

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2024

Mark Blick
Chief Executive Officer and Director
Diginex Ltd
Smart-Space Fintech 2, Room 3
Unit 401-404 Core C
Cyberport, Telegraph Bay
Hong Kong

> **Re: Diginex Ltd**
> **Draft Registration Statement on Form F-1**
> **Submitted February 12, 2024**
> **CIK No. 0002010499**

Dear Mark Blick:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1. Please disclose prominently on the prospectus cover page that you are not a Chinese or Hong Kong operating company but a Cayman Islands holding company with operations conducted by your Hong Kong, USA, and UK subsidiaries.

2. Throughout your prospectus, you reference that you will apply for listing of your ordinary shares on the NASDAQ. Please clarify whether the close of your initial public offering is contingent upon acceptance and listing by NASDAQ. If the IPO may close without listing on the NASDAQ, please clarify whether your public shares will be quoted on the over-the-counter markets.

Frequently Used Terms, page iii

3. We note from your disclosure on page iii that you exclude Hong Kong and Macau from your definition of "PRC" or "China. Please revise to remove the exclusion of Hong Kong and Macau from such definition. Clarify that all the legal and operational risks associated with having operations in the People's Republic of China (PRC) also apply to operations in Hong Kong and Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong and Macau differs from PRC law and describe any risks and consequences to the company associated with those laws.

4. Please clarify if Diginex Services and Diginex USA are direct subsidiaries of Digital Ltd. or DSL.

Summary, page 1

5. Please clarify where your principal executive offices are located and where your executive officers, and those of DSL, are primarily located. We note throughout your prospectus, you reference DSL's principal executive offices as being in Hong Kong, but on page 68 you refer to your "Executive Office" being in Monaco. We also note that your corporate address appears to be a co-working shared space facility in Hong Kong. If true, please clarify on page 68.

6. Your Summary primarily focuses on your Current Business Lines and Summary of Risk Factors. Please provide a description of the major terms of your offering, such as in an Offering Summary, that includes the number of shares being issues, total shares outstanding, offering price range, identity of the underwriter, use of proceeds, underwriting, and other key highlights of your prospectus.

7. We note that the Restructuring includes the exchange of convertible notes, options, convertible preferred stocks, and warrants from DSL securities into Diginex Ltd. securities. Please clarify the number of ordinary shares that these securities convert into Diginex Ltd. shares. Also, clarify whether any of these securities will be automatically converted into ordinary shares upon the close of the IPO. If so, please advise us whether any of the sales or securityholders agreement should be filed as an exhibit under Item 601 of Regulation S-K.

8. In addition to the securities issued in the Restructuring, you indicate on page 75 that Rhino Ventures may enter into an $8 million share subscription agreement for 5,086 ordinary shares and 10,172 warrants. Please disclose this pending transaction in the prospectus summary and update the staff if it will close prior to the IPO.

Management's Discussion and Analysis
B. Liquidity and Capital Resources, page 38

9. Please disclose whether Rhino Venture Limited is unconditionally committed to fully fund your business and whether such funding will be a permanent investment. If not, disclose when and how such funding may be repaid to Rhino Venture Limited. Disclose the material terms, conditions, limitations of the Rhino Venture Limited funding agreement. Also, address the adequacy of the financial resources available to Rhino Venture Limited to enable it to fulfill its funding commitments.

10. As applicable, disclose the details of any funding guarantees exchanged between Miles Pelham, Rhino Ventures Limited and the registrant in accordance with paragraph 18(b)(ii) of IAS 24.

Significant Accounting Policies, Judgments and Estimates
Research and development expenditure, page 46

11. Please tell us why DSL was unable to reliably measure and thus recognize and report research and development expenditures. In this regard, tell us your consideration of whether DSL maintained adequate systems and controls for the preparation of financial statements in conformity with International Financial Reporting Standards.

12. Please ask your independent auditors to provide us with explanation of their consideration of your inability to reliably measure research and development expenditures in their determination that the financial statements for the years ended March 31, 2023 and 2022 present fairly, in all material respects, the results of its operations of Diginex Solutions (HK) Limited in accordance with International Financial Reporting Standards.

Preferred shares/ convertible loan notes/redeemable ordinary shares, page 52

13. Tell us and clarify whether DSL has issued redeemable ordinary shares and, if so, how they have been accounted for and presented in the financial statements.

Business
History, page 58

14. Please expand your history section to clarify the founding of DSL and its ESG software related business and its ties to Mr. Pelham and Eqonex Limited. Further, clarify your current management's relationship with Eqonex and its affiliates, Diginex HK (i.e. Diginex Limited incorporated in Hong Kong), and Digital Solutions Limited.

15. You indicate that Rhino Ventures Ltd. purchased DSL for $6 million in a related party transaction. Please clarify how Rhino Ventures and Mr. Pelham were related parties in 2020. Further, please clarify the amount of debt that was offset of the $6 million purchase price and the amount of funding that Diginex funded under the agreement. Please also clarify if Mr. Pelham is still affiliated with Eqonex Ltd.

16. We note that DSL received the trademarks for "Diginex" as part of the sale of DSL. Please clarify whether the sales agreement for DSL includes the trademarks, and as a result, if it would be a material agreement under Item 601 of Regulation S-K.

17. On page 3, you indicate that Eqonex and its cryptocurrency business went insolvent in 2022. Please clarify if the Diginex Ltd. business sold to Rhino Ventures was related to Eqonex's cryptocurrency business. Further, clarify the status of any liquidation or bankruptcy proceeding and whether DSL or Rhino Venture's assets may be at risk due to such proceedings.

Industry Background, page 58

18. Please provide the source for your industry statistics and projections for carbon management software and supply chain sustainability software markets, as disclosed in the first two bullet points on page 62.

Our Business Lines, page 65

19. On page 1, you reference "machine learning" and block-chain technologies in your platforms, including DiginexESG. Please provide a description of what you mean by machine learning and block-chain technologies and clarify how they are used in your platforms.

20. On page 65, you indicate that you continue to add features to your platforms. Please clarify how and who performs this development work and your research and development activities. You reference outsourced IT contractors from Vietnam on page 1. Please clarify the extent that you outsource development of your platforms.

21. You note that your platform can be integrated into channel partner systems and your products can be resold by such partners. Please clarify whether you derive a material amount of revenue from your channel partners, such as HSBC, and if so, please describe those agreements. Further, please indicate the number of your employees that serve primarily a sales and marketing function.

22. We note that your business description lists DiginexESG, DiginexClimate, DiginexLumen, DiginexAdvisory, and Diginex Managed Services as your lines of business. Please clarify whether any of these lines of business generates material amounts of revenues and customers or if your revenues or customers are concentrated in any particular line of business.

23. Please clarify the geographic distribution of your customers and revenues. If they are primarily concentrated in a few locations, please indicate so.

Management, page 68

24. You provide a listing of your management for Diginex Ltd. and DSL separately as of February 1, 2024, but we note that Messrs. Blink and Ewing will be both executive officers and directors after the IPO. Please clarify the management of Diginex Ltd. after the Restructuring and at the close of the IPO, including all the board members of the public company. For example, it is not clear what roles Messers. Pelham, Wallon and Tillemann will have after the IPO. If new directors will be nominated for Diginex Ltd., please include the appropriate consents under Rule 436 of Regulation C.

25. Please identify the specific entities referenced in your management biographies, such as the entity for which Mr. Pelham is the "chairman of a sustainable forestry, reforestation and carbon offset company," and the start-up Mr. Blink was affiliated with prior to his employment with GLG.

26. We note the management biography of Mr. Pelham does not indicate any current role with Rhino Ventures Limited. Please clarify whether Rhino Ventures Limited has operations other than holding shares of Diginex Ltd., and if it has any conflicts of interests or competing business interests with Diginex Ltd. Similarly, please provide similar disclosure for Pelham Ltd.

27. Please clarify whether you have included all your senior management, including any employees that you are substantially dependent upon. Please refer to Item 6A of Form 20-F. We note, for example, that DSL lists four members of its management team, including a Chief Operating Officer, Chief Technology Officer, and Chief Corporate Affairs Officer on its website.

28. You reference the term "non-executive director" with respect to Messrs. Wallon and Tilleman. Please clarify whether your chairman for both Diginex Ltd. and DSL, Mr. Pelham, is an executive director or non-executive director. Also, please clarify whether the $125,000 paid to Mr. Pelham through a management services agreement referenced on page 96 is included in the total executive officer compensation of $550,000 for fiscal year 2023.

Foreign Private Issuer Status, page 73

29. You reference that you are exempt from certain NASDAQ corporate governance requirements as a foreign private issuer. Please identify the NASDAQ corporate governance requirements you are exempt from and clarify whether you will avail yourself of these exemptions. Further, clarify whether you will be a controlled company after the IPO and whether you will avail yourself of similar exemptions from the NASDAQ corporate governance requirements for controlled companies.

Description of Securities, page 74

30.   You disclose that the Companies Act does not obligate you to hold an annual general meeting on page 78. Please clarify whether your Articles and NASDAQ rules require an annual director election. If director elections are discretionary under both your Articles and NASDAQ rules, please clarify this in the prospectus summary and risk factors section.

31.   On pages 85 and 92, you reference that interested director transactions and shareholder proposal rights are governed by your memorandum and articles of association. Please briefly describe the terms of such provisions.

Principal Securityholders, page 95

32.   Please disclose the natural person(s) that hold investment and/or voting power over the ordinary shares beneficially owned by HBM IV, Inc. and Nalimz Holding Limited.

Lock-Up Agreements, page 103

33.   Please describe the "certain exceptions" to the lock-up agreement. Further, please clarify whether the lock-up agreement covers greater than 1% principal shareholders or the 5% referenced on page 95.

Financial Statements
3 Significant Accounting Policies
Financial liabilities and equity
Financial liabilities at FVTPL, page F-41

34.   Tell us the extent to which Hong Kong Financial Reporting Standards (HKFRS) are relied upon in your International Financial Reporting Standards (IFRS) based financial statements. Please explain how and why HKFRS 9 is applied and whether it had a material effect on your financial reporting. Tell us your consideration of whether any such applications of Hong Kong reporting standards are inconsistent with IFRS accounting guidance issued by the IASB.

16. PREFERRED SHARES, page F-51

35.   Clarify the rights, preferences and restrictions of the Series A Preferred Shares in accordance with paragraph 79 of IAS 1. Specify such conversion prices under which Series A Preferred Shares may be converted ordinary shares of DSL.

Mark Blick
Diginex Ltd
March 11, 2024
Page 7

24.5.2 Valuation techniques used to determine fair values, page F-59

36.   Tell us your consideration, in accordance with paragraph 92 of IFRS 13, of whether the disclosures provided here are sufficient to meet the objective of paragraph 91 of IFRS 13. Tell us the material judgments and assumptions made; and explain for us how you applied discounted cash flows and an equity allocation model in your determination of the fair value of the Series A Preferred Shares.

37.   Tell us your consideration of the guidance provided by paragraphs 61 and 86 through 90 of IFRS 13 as to whether methodologies employed to value Series A Preferred Shares and convertible debt are appropriate in light of the mandatory redemption and settlement terms of the Series A Preferred Shares.

General

38.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Please contact Joseph Kempf at 202-551-3352 or Robert Littlepage at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim at 202-551-3297 or Matthew Crispino at 202-551-3456 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology